SAFRAN

SIÈGE SOCIAL

May 22, 2008

RECEIVED

2008 MAY 30 A 10: 51

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Office of International Corporate F[redacted]
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

08002912

Attention: Paul Dudek, Esq.

SAFRAN
Rule 12g3-2(b) File No. 82-34974

SUPPL

Dear Sirs:

The enclosed information, as set forth in the Annex attached hereto, is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SAFRAN (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions with regard to this information or require additional information, please contact the undersigned in Paris at +33 1 40 60 84 28.

Very truly yours,

PROCESSED
JUN 02 2008
THOMSON REUTERS

Francis de Raimond

cc: Alain Marcheteau
(Safran)

5/30

SAFRAN

Annex

RECEIVED

2008 MAY 30 A 10:51

OFFICE OF INTERNATIONAL CORPORATE FINANCE

I. PRESS RELEASES

- May 16, 2008 - SAFRAN opens new engine maintenance facility in Mexico
- May 20, 2008 – MBDA, Sagem Defense Securite (SAFRAN Group) sign guided weapons cooperation agreement

II. DOCUMENTS PROVIDED TO REGULATORY AUTHORITIES OR STOCK EXCHANGES AND MADE PUBLIC BY SUCH ENTITIES

None

III. DOCUMENTS PROVIDED TO SHAREHOLDERS, PUBLISHED OR MADE AVAILABLE TO THE PUBLIC

- SAFRAN Ordinary and Extraordinary Shareholder's Meeting of Wednesday May 28, 2008 - Notice of Meeting

SAFRAN

MISSILE SYSTEMS

PRESS RELEASE

MAY 20, 2008

MBDA, SAGEM DEFENSE SECURITE (SAFRAN GROUP) SIGN GUIDED WEAPONS COOPERATION AGREEMENT

MBDA France and Sagem Défense Sécurité signed a cooperation agreement on May 14 concerning the modular air-to-ground weapon (AASM) and infrared guidance for tactical missiles.

The agreement was signed by Antoine Bouvier, Chief Executive Officer of MBDA, and Jean-Lin Fournereaux, Chairman and CEO of Sagem Défense Sécurité. Also present at the signing ceremony was Jean-Paul Herteman, Chief Executive Officer of the SAFRAN Group.

Under the terms of the agreement, MBDA France will be responsible for all sales and marketing of the AASM family developed by Sagem Défense Sécurité. The two companies will also combine their respective areas of expertise to form a close partnership for the joint development of future versions of the AASM family.

The AASM is an all-weather precision weapon, comprising a guidance kit and a range extension kit that can be added to standard warheads. It is made in two versions. The version with inertial guidance and GPS, offering "10-meter" accuracy, is already deployed by the French air force in foreign operations. A "1-meter" version, including an infrared seeker, is now being qualified. French armed forces have already ordered 700 AASM systems, including both versions.

The AASM family will join MBDA France's range of tactical weapons for aircraft, allowing the AASM family to be included in any comprehensive offers aimed at meeting the requirements of air forces worldwide.

MBDA France and Sagem Défense Sécurité also agreed to leverage the commercial and technical synergies associated with their respective positions to propose highly competitive solutions to air forces around the world.

For infrared guided missiles, this agreement extends a collaboration between MATRA and SAT that started more than 50 years ago, and was consolidated in 1987 with the creation of the ADISM consortium. This consortium developed the infrared seekers for the MAGIC, MISTRAL and MICA IR missiles.

Through this latest cooperation agreement, MBDA France and Sagem Défense Sécurité continue to offer world-class solutions for tomorrow's French and European missiles.

MBDA

With annual sales of more than €3 billion, an order book exceeding €13 billion and over 70 customers around the world, MBDA is one of the leading missile system companies in the world. MBDA currently has 45 operational programs for missile systems and countermeasures and has proven its leadership in the management of large multinational defense projects.
MBDA is jointly held by BAE SYSTEMS (37.5%), EADS (37.5%) and FINMECCANICA (25%).

SAFRAN

SAFRAN is an international high-technology group with four core businesses: Aerospace Propulsion, Aircraft Equipment, Defense Security, and Communications. It has 60,000 employees in over 30 countries, and annual revenues of 12 billion euros. The SAFRAN Group comprises a number of companies with prestigious brand names, and holds, alone or in partnership, global or European leadership positions in all of its markets.

Press Contacts:

MBDA	SAFRAN
Marie-Astrid Steff	**Jocelyne Terrien**
Tel: + 33 (0)1 71 54 27 27	Tel +33 (0)1 40 60 80 28
marie-astrid.steff@mbda-systems.com	jocelyne.terrien@safran.fr
www.mbda-systems.com	www.safran-group.com

SAFRAN

Communiqué de presse . Press release

SAFRAN
opens new engine maintenance facility in Mexico

Querétaro, May 16, 2008 – The SAFRAN Group, which already has extensive operations in North America, is further expanding its presence with the opening of a new CFM56 maintenance, repair and overhaul (MRO) facility in Querétaro, Mexico.

Jean-Paul Herteman, Chief Executive Officer of SAFRAN, and José-Manuel Manzanedo Diaz, Chairman of ITR, today inaugurated the new Snecma Services subsidiary, Snecma America Engine Services (SAMES) in Querétaro. Also attending the ceremony were Bruno Ferrari, representing Eduardo Sojo, Mexican minister of the economy; director of Promexico and Francisco Garrido-Patron, Governor of the State of Querétaro.

The opening of this new MRO facility, dedicated to CFM56-5A, -5B and -7B aircraft engines, reflects Snecma Services' commitment to expanding its industrial capabilities and worldwide support network. With the opening of SAMES, Snecma Services moves closer to its airline customers in North and South America, to deliver the optimised services they expect in a very competitive market.

Strategically located in the Americas, SAMES is the first CFM56 MRO facility in the region affiliated with the original equipment manufacturer (OEM). Starting operation in record time, this new facility features state-of-the-art machinery, equipment and information systems. Its location also gives it easy access to ITR's resources, including the engine test cell. ITR is a 49% partner in SAMES.

During the opening ceremony Jean-Paul Herteman said: *"The inauguration of this new facility clearly reflects the importance of Mexico in SAFRAN's international development strategy. For our group, the dynamic Mexican economy, plus access to qualified labor in the U.S. dollar zone, allows us to offer our services at very competitive prices while still guaranteeing OEM quality. I am sure that our current investments will spur further development and partnerships with Mexican industry."*

JM Manzanedo Diaz, Chairman ITR said: *"We are very satisfied with this partnership with Snecma Services which reinforces the relations of the ITP group with the SAFRAN group. Snecma America Engine services progresses in accordance with our objectives and ITR will do everything within its power to guarantee the success of SAMES."*

***SAFRAN** is an international high-technology group with four core businesses: Aerospace Propulsion, Aircraft Equipment, Defense Security, and Communications. It has 60,000 employees in over 30 countries, and annual revenues of 12 billion euros. The SAFRAN Group comprises a number of companies with prestigious brand names, and holds, alone or in partnership, global or European leadership positions in all of its markets.*

***Turborreactores, S.A. de C.V.** - ITR provides worldwide the following services: Engine MRO for JT8D-STD, JT8D-200 & TPE-331, parts and accessories repair, engine maintenance on site, technical assistance, design and development engineering services for aircraft engine programs, engineering support (fleet management), technical documentation, manufacturing of components and engine leasing.*

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press Contact
Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
Mob 33 (0)6 07 83 59 73

jocelyne.terrien@safran.fr

SAFRAN

Notice of Meeting

Ordinary and Extraordinary Shareholders' Meeting

Wednesday May 28, 2008

At 10.30 a.m.
Palais des Congrès
2 place de la Porte Maillot, Paris 75017 – France

(Drawn up in accordance with Article R. 225-81 of the French Commercial Code)

HOW TO PARTICIPATE IN THE MEETING

You will need to provide evidence of share ownership

All shareholders are entitled to take part in this Meeting, in person, by proxy or by casting a postal vote, whatever the number of shares held.

In accordance with French law, for shareholders to be eligible to vote at the Meeting, their shares must be recorded no later than midnight (CET) on the third business day preceding the Meeting(*) as follows:

- For registered shares: in the Company's share register managed by BNP Paribas
- For bearer shares: in a securities account managed by an authorized financial intermediary.

If your shares are registered in the Company's share register managed by BNP Paribas they are automatically recorded and no further evidence of share ownership is required.

If your shares are held in bearer form you should ask your financial intermediary to issue a certificate stating that the shares are duly recorded in your account. This certificate should be attached to your admittance card request, or the proxy/postal voting form.

If you plan to attend the Meeting in person

Holders of registered shares

If you hold registered shares and plan to attend the Meeting in person you should request an admittance card from BNP Paribas by filling out the attached proxy/postal voting form as follows:

- Check box A in the upper section of the form
- Date and sign the form in the section at the bottom
- Send the form in the enclosed prepaid envelope or by letter addressed to BNP Paribas Securities Services, G.C.T., Services aux Emetteurs/Assemblées, Immeuble Tolbiac, 75450 Paris Cedex 09, France.

If you do not receive your admittance card in time you will still be able to attend the Meeting subject to providing proof of identity.

Holders of bearer shares

If you hold bearer shares and plan to attend the Meeting in person you should request an admittance card from the financial intermediary that manages your securities account who will forward your request to BNP Paribas Securities Services, G.C.T., Services aux Emetteurs/Assemblées, Immeuble Tolbiac, 75450 Paris Cedex 09, France, together with the above-described certificate stating that the shares are duly recorded in your account.

If you do not receive your admittance card by midnight (CET) on the third business day preceding the Meeting(*) you should ask your financial intermediary to issue you with a certificate proving that you own the shares and are therefore entitled to attend the Meeting.

If you wish to give proxy to the Chairman of the Meeting

If you wish to give proxy to the Chairman of the Meeting you should fill out the attached proxy/postal voting form as follows:

- Check box B in the upper section of the form
- Tick the "I hereby give proxy to the Chairman of the Meeting" box
- Date and sign the form in the section at the bottom
- Send the form in the enclosed prepaid envelope or by letter addressed to BNP Paribas Securities Services, G.C.T., Services aux Emetteurs/Assemblées, Immeuble Tolbiac, 75450 Paris Cedex 09, France.

NB: If you hold bearer shares you must attach to your proxy/postal voting form the above-described certificate issued by your financial intermediary.

(*) As this Meeting is due to be held on May 28, 2008, the applicable record date is midnight CET on May 23, 2008.

If you wish to give proxy to another shareholder or your spouse

If you wish to give proxy to another shareholder or your spouse you should fill out the attached proxy/postal voting form as follows:

- Check box B in the upper section of the form
- Check the "I hereby appoint" box and state the name and address of your spouse or the shareholder who will represent you at the Meeting
- Date and sign the form in the section at the bottom
- Send the form in the enclosed prepaid envelope or by letter addressed to BNP Paribas Securities Services, G.C.T., Services aux Emetteurs/Assemblées, Immeuble Tolbiac, 75450 Paris Cedex 09, France.

NB: If you hold bearer shares you must attach to your proxy/postal voting form the above-described certificate issued by your financial intermediary.

If you wish to cast a postal vote

In order to cast a postal vote you should fill out the attached proxy/postal voting form as follows:

- Check box B in the upper section of the form
- Check the "I vote by post" box
- Complete the postal voting section in accordance with the instructions on the form
- Date and sign the form in the section at the bottom
- Send the form in the enclosed prepaid envelope or by letter addressed to BNP Paribas Securities Services, G.C.T., Services aux Emetteurs/Assemblées, Immeuble Tolbiac, 75450 Paris Cedex 09, France.

Duly completed and signed postal voting forms must reach BNP Paribas Securities Services at least three days before the Meeting. For holders of bearer shares the above-described certificate issued by your financial intermediary must be attached to your proxy/postal voting form.

Once you have cast a postal vote, appointed a proxy or requested an admittance card you will not be able to participate in the Meeting in another way.

Requests for additional documents and information

You are entitled to receive free of charge the financial statements of the parent company and the Group, as well as the Executive Board's Management Report, the reports of the Statutory Auditors and the other documents provided for in Article R. 225-83 of the French Commercial Code.

In order to receive these documents please fill out the request form on the last page of this Notice of Meeting and send it to the address indicated on the form.

For any further information please contact:

Safran – Investor relations
2, boulevard du Général Martial-Valin
75724 Paris Cedex 15, France

Toll free number (France only): *0 800 17 17 17*

Fax: +33 (0)1 40 60 83 53

www.safran-group.com/Finance

AGENDA

ORDINARY MEETING

- Reports of the Executive Board, Supervisory Board and Statutory Auditors on the 2007 financial statements and transactions carried out during the year.
  Report of the Chairman of the Supervisory Board on the Board's operations and internal control procedures, and report of the Statutory Auditors on the Chairman's report.
  Report of the Statutory Auditors on related-party agreements and commitments.
- Approval of the parent company financial statements for the year ended December 31, 2007. Discharge given to the members of the Executive Board and Supervisory Board.
- Approval of the consolidated financial statements for the year ended December 31, 2007.
- Appropriation of net profit and approval of the recommended dividend.
- Transfer from the special long-term capital gains reserve to an ordinary reserve account.
- Approval of related-party agreements governed by Article L. 225-86 of the French Commercial Code.
- Approval of a related-party agreement governed by Article L. 225-90-1 of the French Commercial Code.
- Ratification of the appointment of a Supervisory Board member representing the French State.
- Appointment of new Statutory and Substitute Auditors.
- Authorization for the Executive Board to implement a share buyback program

EXTRAORDINARY MEETING

- Statutory Auditors' reports on financial authorizations.
- Authorization for the Executive Board to increase the Company's capital by capitalizing reserves, profits, additional paid-in capital or other eligible items.
- Authorization for the Executive Board to carry out rights issues for members of a company or Group-level employee stock ownership plan.
- Authorization for the Executive Board to grant stock options.
- Blanket ceiling on financial authorizations.
- Authorization for the Executive Board to set up share grant plans.
- Authorization for the Executive Board to reduce the Company's capital by canceling treasury shares.
- Amendment of Article 33 of the Company's bylaws to comply with the legislation applicable to participating in Shareholders' Meetings.
- Powers to carry out formalities.

Order levels continued to rise in the aviation sector in 2007 on the back of record highs already achieved in 2006.

The Group ended the year with an order backlog of 5,636 CFM56 engines and 1,944 helicopter engines as well as market share gains in the aviation market, spurred by an increasing number of aircraft fleets equipped with Safran landing gear, brakes and nacelles. At the same time business was buoyant in the Defense Security branch, driven by strong growth in key markets. All of these achievements have enabled the Group to firm up its positions for the coming years.

Adjusted consolidated revenue rose 5.9% to €12,003 million. Excluding the Sagem Communications Broadband business – which was sold in late January 2008 – the figure came to €10,830 million, up 7%, and on a like-for-like basis[1] it was €11,500 million, representing growth of 13.2%.

(in € millions)	2006	2007	Year-on-year change
Aerospace Propulsion	5,073	5,920	+ 16.7%
Aviation Equipment	2,644	2,703	+ 2.2%
Defense Security	1,445	1,548	+ 7.1%
Communications (Mobile Telephony)	958	659*	- 31.5%
Sub-total – continuing operations	**10,120**	**10,830**	**+ 7.0%**
Broadband communications business sold in early 2008	1,209	1,173	- 2.7%
Adjusted consolidated revenue	**11,329**	**12,003**	**+ 5.9%**

* Including €3 million for the Sagem Télécommunications holding company

Aerospace Propulsion – brisk growth in original equipment and spare parts

The Aerospace Propulsion branch posted revenue growth of 16.7%, or 25.2% on a like-for-like basis, led by an ongoing healthy business environment. Deliveries of original equipment engines – for both civil aircraft and helicopters – surged by over 20% year-on-year. Revenue generated by spare parts for the CFM56 engine range advanced 36% over the full year, as maintenance began on the most recent models.

Aviation Equipment – a transitional year in preparation for the ramp-up of A380 equipment deliveries

The Aviation Equipment branch reported growth of 2.2% in 2007 (9.5% like-for-like), reflecting a sharp 18% rise in services which now account for 26% of the branch's overall revenue. In the original equipment business, the Group's teams spent the year preparing for deliveries of A380 equipment which are expected to significantly pick up pace as from 2008.

Defense Security – strong growth in key markets

Revenue for the Defense Security branch climbed 7.1% overall in 2007, buoyed by front-ranking positions gained in the inertial navigation market.
Momentum was particularly robust in the Security sector, with revenue rising 17% year-on-year. Against a general backdrop of steady growth, market share was increased in all business areas including governmental solutions and biometrics, secure transaction terminals and smartcards.

Communications – changes in Group structure and business refocusing

Revenue generated by Sagem Communications' Broadband business was on a par with 2006 and the sale of this business to The Gores Group investment fund was completed in late January 2008. Second-half revenue for the Mobile Telephony business was up on the first half, as expected, but the full-year figure contracted by 31.5%. Moves to tighten up the product range and refocus on Original Design Manufacturing (O.D.M.) services are well under way, as demonstrated by the agreement signed with Sony Ericsson.

[1] Excluding the effect of changes in exchange rates and based on a constant Group structure.

ADJUSTED CONSOLIDATEDRESULTS

In accordance with IFRS 5, the Broadband business of the Communications branch was classified under discontinued operations in 2007 due to its planned sale, which was completed in early 2008. In order to permit meaningful comparisons between 2006 and 2007 adjusted data have been provided for 2007 that include Sagem Communications' Broadband business.

(in € millions)	2006*	2007*	Year-on-year change	2007**
Revenue	11,329	12,003	+ 5.9%	10,830
Profit from operations *As a % of revenue*	465 *4.1%*	706 *5.9%*	+ 51.8%	663 *6.1%*
Profit from discontinued operations				30
Net profit for the period attributable to equity holders of the parent	177	406	x 2.3	406
Earnings per share (in €)	0.43	0.99		
Net debt	419	169		

* including Sagem Communications' Broadband business

** excluding Sagem Communications' Broadband business

The Group's adjusted profit from operations for 2007 totaled €706 million (including the Broadband business), versus €465 million in 2006, representing an increase of 51.8%.

Adjusted net profit for the period attributable to equity holders came in at €406 million, up from €177 million one year earlier.

Net debt was further scaled back, amounting to €169 million at the year-end compared with €419 million at December 31, 2006. This achievement testifies to the Group's financial strength.

PARENT COMPANY FINANCIAL STATEMENTS

Safran SA posted revenue of €101 million in 2007 against €105 million for 2006. The 2007 figure primarily comprised revenue from general support services provided to the Group's subsidiaries as well as from a range of specific services, such as rental payments and fees for seconded staff.

The Company ended the year with an operating loss of €25 million versus €16 million in 2006, primarily reflecting the fact that no operating provisions were reversed in 2007.

Net financial income came in at €281 million, up from the €251 million recorded for 2006. The 2007 figure chiefly comprised dividends received from subsidiaries.

Net profit for the period totaled €205 million compared with €216 million for the previous year.

OUTLOOK

The Group expects its aviation, defense and security businesses to continue down the growth track and plans to step up its drive to achieve efficiency and productivity gains, particularly in the international sphere.

Measures have been launched to solve the Group's mobile telephony problems and will be made public in mid-2008.

All forecast transactions for 2008 denominated in US dollars have been hedged at a rate of €1 to USD 1.46 or lower.

Against this backdrop, our objectives for 2008 are to achieve the following:

- Adjusted revenue of €11 billion, representing a like-for-like increase of 10%, excluding the Broadband business sold on January 25, 2008.
- Adjusted profit from operations of around €700 million, driven by productivity gains and growth in the spare parts business. This figure does not include the Group's share of Ingenico's profit, which was accounted for by the equity method in 2008. It does, however, include the approximately €100 million gain arising on the asset transfer made to Ingenico. The businesses transferred to Ingenico contributed €29 million to consolidated profit from operations in 2007.

More generally, Safran intends to continue to foster synergies between its aviation, defense and security operations, while seizing any potential growth opportunities that would enable it to create value in these business segments.

FIVE-YEAR FINANCIAL SUMMARY

(in €)

		2003	2004	2005	2006	2007
CAPITAL AT THE YEAR-END				(3)		
Share capital		36,405,229	35,500,000	83,405,917	83,405,917	**83,405,917**
Number of ordinary shares outstanding		36,405,229	177,500,000	417,029,585	417,029,585	**417,029,585**
Adjusted number of ordinary shares	(1)	182,026,145	177,500,000	417,029,585	417,029,585	**417,029,585**
RESULTS OF OPERATIONS						
Revenue (excluding VAT)		3,029,390,741	3,450,944,596	91,812,194	104,996,237	**100,804,888**
Profit before income tax, employee profit-sharing, depreciation, amortization and provisions		146,500,005	238,577,114	264,715,285	224,572,080	**278,589,207**
Income tax expense		61,533,173	51,820,536	(71,790,444)	(118,622,179)	**(125,473,595)**
Employee profit-sharing		18,600,000	15,470,000	0	5,288,647	**1,467,529**
Net profit		154,322,999	110,055,539	302,595,258	216,429,174	**204,555,304**
Dividends paid		34,220,915	(2) 91,746,509	150,130,650	91,746,509	**166,811,834**
PER SHARE DATA						
Profit after income tax and employee profit-sharing but before depreciation, amortization and provisions						
- based on the number of ordinary shares outstanding		1.83	0.96	0.81	0.81	**0.97**
- based on the adjusted number of shares	(1)	0.37	0.96	0.81	0.81	**0.97**
Earnings per share						
- based on the number of ordinary shares outstanding		4.24	0.62	0.73	0.52	**0.49**
- based on the adjusted number of shares	(1)	0.85	0,62	0.73	0.52	**0.49**
Dividend per share						
- based on the number of ordinary shares outstanding		0.94	0.22	0.36	0.22	**0.40**
- based on the adjusted number of shares	(1)	0.19	0.22	0.36	0.22	**0.40**
EMPLOYEE DATA						
Average number of employees during the year		11,050	11,780	334	374	**391**
Total payroll		383,948,446	422,760,011	41,110,233	46,674,831	**50,594,640**
Total employee benefits		193,807,406	215,406,137	23,301,207	22,686,116	**22,080,412**

(1) Adjusted to reflect the 1-for-6 bonus share issue decided by the Shareholders' Meeting of December 18, 2003 and the 5-for-1 stock split decided by the Shareholders' Meeting of December 20, 2004.

(2) Calculated based on 417,029,585 shares, corresponding to the maximum number of shares making up Sagem SA's share capital after the share purchase/exchange bid for Snecma and the merger of Snecma into Sagem SA.

(3) Figures not comparable with the prior year as the 2005 data represent the holding company activities of Safran and the 2004 figures represent the operating activities of Sagem SA.

REPORT ON THE PROPOSED RESOLUTIONS

ORDINARY RESOLUTIONS

Approval of the 2007 financial statements (first and second resolutions)

Based on the reports of the Executive Board, the Supervisory Board and the Statutory Auditors, shareholders are invited to approve:

- The parent company financial statements of Safran for the year ended December 31, 2007 which show net profit for the period of €204,555,303.63. The €71,652 in expenses recorded during the year that are not deductible from Safran's net profit figure for tax purposes – as referred to in the first resolution in accordance with Article 223 *quater* of the French Tax Code – correspond to (i) depreciation on personal vehicles concerning the portion of their price or lease payments that exceed a certain ceiling, and (ii) a portion of directors' fees.
- The consolidated financial statements of the Safran Group for the year ended December 31, 2007.

Appropriation of net profit and approval of the recommended dividend (third resolution)

The Executive Board recommends the payment of a dividend amounting to €0.40 per share, representing an 82% increase on the previous year.

If approved by shareholders, this dividend would be paid as from Friday June 6, 2008.

Individuals domiciled for tax purposes in France will be entitled to claim the 40% tax allowance provided for under Article 158.3.2 of the French Tax Code.

Out of the remaining balance of profit available for distribution €38 million would be allocated to ordinary reserves and €675,830.26 to retained earnings.

Transfer from the special long-term capital gains reserve to an ordinary reserve account (fourth resolution)

The Amended French Finance Act for 2004 reformed the regulations applicable to long-term capital gains in France. It removed the obligation for companies to set up a special long-term capital gains reserve and provided that the amounts contained in this reserve at December 31, 2004 should be transferred to an ordinary reserve account. The companies concerned by this new law were required to pay a 2.5% exit tax on the transferred amounts, less an allowance of €500,000.

The French tax authorities have ruled that Safran should apply the provisions of this Act to the special long-term capital gains reserve that was recognized under liabilities in Snecma's balance sheet at December 31, 2004. In the fourth resolution shareholders are therefore asked to approve the related transfer.

Related-party agreements and commitments (fifth and sixth resolutions)

In the fifth and sixth resolutions shareholders are invited to approve the related-party agreements and commitments described in the Statutory Auditors' special report.

Agreements governed by Article L. 225-86 of the French Commercial Code

On December 13, 2007 the Supervisory Board authorized a €500 million credit facility granted by a pool of five banks – Crédit Mutuel-CIC, BNP Paribas, Calyon, Société Générale and Fortis – for a renewable period of one year. A member of Safran's Supervisory Board – Michel Lucas – is Chairman of the Management Board of CIC.

In addition, an agreement entered into with the French government on December 21, 2004 remained in force in 2007. This agreement concerned the merger between Sagem and Snecma that led to the formation of Safran. Its purpose was to grant certain contractual rights to the French State with a view to protecting national interests, in return for the French State waiving its right to create a golden share in the Company.

Agreement governed by Article L. 225-90-1 of the French Commercial Code

In accordance with the provisions of Article L. 225-90-1 of the French Commercial Code (introduced by Act 2005-842 of July 26, 2005 and strengthened by Act 2007-1223 of August 21, 2007), the procedure governing related-party agreements must be applied to commitments given by companies to members of their Executive Boards concerning benefits due or payable as a result of their duties being terminated or changed.

As part of the process for setting the compensation of Jean-Paul Herteman – who was appointed Chairman of the Executive Board with effect from September 3, 2007 – at its October 18, 2007 meeting, the Supervisory Board made a certain number of decisions concerning the conditions applicable in the event that Jean-Paul Herteman's term of office is terminated. Any amounts payable in accordance with these decisions – which were made in compliance with the above-mentioned French legislation – are contingent on Jean-Paul Herteman fulfilling certain performance conditions whose achievement will be assessed by the Supervisory Board.

In accordance with paragraph 4 of Article L. 225-90-1 of the French Commercial Code, this agreement is subject to shareholder approval in the form of a specific resolution. In addition, further shareholder approval will be required each time that Jean-Paul Herteman's term of office is renewed.

Ratification of the appointment of a Supervisory Board member representing the French State (seventh resolution)

On February 13, 2008, the Supervisory Board appointed Patrick Gandil as a member of the Supervisory Board representing the French State. This appointment was made following Patrick Gandil's nomination by way of an Order of the French Ministry of Defense on January 7, 2008 to replace Didier Lallement.

In the seventh resolution, shareholders are invited to ratify Patrick Gandil's appointment for a term of office expiring at the close of the Annual Shareholders' Meeting to be held in 2011 to approve the 2010 financial statements.

Appointment of new Statutory and Substitute Auditors (eighth resolution)

Following the July 2007 merger between Deloitte and Constantin, Deloitte & Associés and Beas are standing down as the Company's Statutory Auditors and Substitute Auditor respectively, with effect from the close of this Shareholders' Meeting.

Shareholders are therefore invited to make the following appointments to replace the outgoing Statutory and Substitute Auditors for the remainder of their terms of office, expiring at the close of the Annual Shareholders' Meeting to be held in 2010 to approve the 2009 financial statements:

- Statutory Auditors – Mazars & Guérard, represented by Jean-Marc Deslandes
- Substitute Auditor – Thierry Colin, a partner at Mazars & Guérard.

In accordance with the applicable law the French securities regulator (*Autorité des Marchés Financiers*) has been informed of these proposed appointments and has not expressed any reservations.

Authorization for the Executive Board to implement a share buyback program (ninth resolution)

At the Ordinary and Extraordinary Meeting of May 25, 2007 the Company's shareholders gave the Executive Board an authorization to implement a share buyback program which expires at the date of this Meeting. The maximum purchase price under this program was set at €30 per share, the total authorized investment in the program was €1,230 million, and the maximum number of shares bought back could not result in the Company holding more than 10% of its total capital.

The Company has not carried out any share purchase or sale transactions using this authorization.

In 2007, 1,327,650 treasury shares purchased under share buyback programs authorized in previous years were used for allocation under share grant plans and on the exercise of stock options. In the first quarter of 2008, 26,437 shares were used for these purposes.

At March 31, 2008, the Company directly and indirectly held 5,763,465 Safran shares, representing 1.38% of the total capital.

The purpose of the ninth resolution is to renew this share buyback authorization subject to the following conditions:

- The number of shares that may be bought back under this authorization may not exceed 10% of the total number of shares making up the Company's capital at the transaction date, and the use of this authorization may not have the effect of increasing the number of Safran shares held by the Company, either directly or indirectly, to more than 10% of its total capital at any time.
- The maximum authorized purchase price is €30 per share and the maximum amount that may be invested in the share buyback program is €1,250 million.
- The program may be used for the following purposes:
    - To purchase shares for allocation or sale to employees and/or officers of the Company or of other Group companies, notably in connection with a profit-sharing plan, share grant plan, stock option plan or a company or Group-level employee stock ownership plan.

- To purchase shares for cancellation, subject to approval of the fifteenth resolution.
- To maintain a liquid market in the Company's shares via a liquidity contract entered into with an investment services firm.
- To hold shares in treasury for subsequent delivery as payment or exchange for external growth transactions.
- To carry out any other transactions authorized by current or future laws and regulations.

- The shares may be purchased, sold, or transferred by any method and at any time in accordance with the applicable regulations, including during a public offer for the Company's shares or other securities or a public offer initiated by the Company.

The authorization would be given for a period of eighteen months.

EXTRAORDINARY RESOLUTIONS

FINANCIAL AUTHORIZATONS

The financial authorizations given to the Executive Board at the Ordinary and Extraordinary Shareholders' Meeting of May 25, 2007 expire at the close of this Meeting. They concern the following:

- Capital increases paid up by capitalizing reserves, profits or additional paid-in capital
- Rights issues for members of a company or Group-level employee stock ownership plan
- Stock option plans
- A blanket ceiling on financial authorizations
- Share grant plans
- Reducing the Company's capital by canceling shares held in treasury

None of these authorizations have been used.

In the tenth, eleventh, twelfth, thirteenth, fourteenth and fifteenth resolutions, shareholders are invited to renew these authorizations for the maximum periods permitted by law.

Authorization for the Executive Board to increase the Company's capital by capitalizing reserves, profits, additional paid-in capital or other eligible items (tenth resolution)

In the tenth resolution the Executive Board is seeking an authorization to increase the Company's capital on one or more occasions by capitalizing reserves, profits, additional paid-in capital or other eligible items. The timing and amounts of such transactions would be determined at the Executive Board's discretion.

Any such capital increase could be carried out by raising the par value of existing shares and/or by issuing bonus shares. Any rights to fractions of shares would be non-transferable and would be settled in cash.

As any capital increases carried out in accordance with this authorization would be paid for by the Company's own resources the corresponding resolution is subject to paragraph 1 of Article L. 225-130 of the French Commercial Code. It therefore requires approval by shareholders in an Extraordinary Meeting but is subject to the quorum and majority voting conditions required for Ordinary Shareholders' Meetings.

The amount by which the Company's capital may be increased pursuant to this authorization would be set at a maximum of €100 million.

The authorization would be given for a period of twenty-six months.

Authorization for the Executive Board to carry out rights issues for members of a company or Group-level employee stock ownership plan (eleventh resolution)

In the eleventh resolution shareholders are requested to authorize the Executive Board to increase the Company's capital on one or more occasions by issuing new shares to employees of Safran and related entities who are members of a company or Group-level stock ownership plan. The Executive Board would determine the timing and amounts of these transactions but they would be subject to the approval of the Supervisory Board and consultation with the *Commission des Participations et des Transferts* [*].

[*] An independent administrative body set under the Privatizations Act issued in France on August 6, 1986.

The aggregate par value of the shares issued under this authorization would not represent over 1.5% of the Company's capital.

The newly-issued shares may not be offered at a price lower than the average of the closing prices quoted for the Company's shares over the twenty trading days preceding the Executive Board's decision setting the opening date for the offer period, less the maximum discount provided for by law.

This authorization – which would be granted for twenty-six months – would automatically entail the waiver by shareholders of their pre-emptive right to subscribe for the shares to be offered under the employee rights issues.

Authorization for the Executive Board to grant stock options (twelfth resolution)

In the twelfth resolution the Executive Board is seeking a thirty-eight month authorization to grant stock options to employees and/or officers of the Company and/or of related entities. Any such stock option grants would be subject to the prior approval of the Supervisory Board and consultation with the *Commission des Participations et des Transferts*. The stock options may be exercisable for (i) newly-issued shares of the Company; and/or (ii) existing shares bought back by the Company.

The total number of stock options granted may not be exercisable for a number of shares representing over 1.5% of the Company's capital at the grant date.

Subject to consulting the *Commission des Participations et des Transferts* the Supervisory Board will have full discretion to determine the number of options to be granted to corporate officers and take the decisions required in accordance with paragraph 4 of Article L. 225-185 of the French Commercial Code, i.e. either decide that the options may not be exercised by the corporate officers while they hold their terms of office, or set a number of shares that must be held in registered form following the exercise of the options for the duration of their terms of office.

The exercise price of these options would be set by the Executive Board on the grant date, subject to prior approval by the Supervisory Board and in accordance with the following conditions:

- For options exercisable for newly-issued shares the exercise price may not be less than the average of the closing prices quoted for the Company's shares over the twenty trading days preceding the option grant date.
- For options exercisable for existing shares the exercise price may not be less than either (i) the average of the closing prices quoted for the Company's shares over the twenty trading days preceding the option grant date; or (ii) the average price paid for the shares bought back by the Company.

The life of the options may not exceed seven years.

The authorization concerning options exercisable for newly-issued shares would automatically entail the waiver by shareholders of their pre-emptive right to subscribe for the shares to be issued when the options are exercised.

Blanket ceiling on financial authorizations (thirteenth resolution)

In the thirteenth resolution shareholders are invited to set a blanket ceiling for the capital increases referred to in the tenth, eleventh and twelfth resolutions. This aggregate ceiling would be set at a nominal amount of €110 million and would cover all of the capital increases provided for in the above-mentioned resolutions.

Authorization for the Executive Board to set up share grant plans (fourteenth resolution)

In the fourteenth resolution the Executive Board is seeking a thirty-eight month authorization to issue existing Safran shares free of consideration to employees and/or officers of the Company and/or of related entities, subject to approval by the Supervisory Board.

The shares granted under this authorization would be purchased in advance by the Company under the buyback programs authorized by shareholders.

The Executive Board would draw up the list of grantees and set the terms and conditions of the grants as well as any eligibility criteria.

The total number of shares granted free of consideration may not represent over 1.5% of the Company's capital at the date of the Executive Board's decision to make the grant(s).

The Executive Board would set the vesting period applicable to these shares which must be at least two years, to be followed by a lock-up period of no less than two years from the vesting date. This lock-up period may, however, be reduced or waived if the vesting period represents at least four years.

Authorization for the Executive Board to reduce the Company's capital by canceling treasury shares (fifteenth resolution)

The purpose of the fifteenth resolution is to authorize the Executive Board to reduce the Company's capital by canceling all or some of the Safran shares held in treasury, provided that the number of shares cancelled in any twenty-four month period does not exceed the equivalent of 10% of the share capital.

This authorization would be given for a period of twenty-four months.

AMENDMENTS TO THE COMPANY'S BYLAWS TO COMPLY WITH APPLICABLE LEGISLATION

Amendment of Article 33 of the Company's bylaws to comply with the legislation applicable to participating in Shareholders' Meetings (sixteenth resolution)

In the sixteenth resolution shareholders are invited to approve an amendment to Article 33 of the Company's bylaws in order to align said Article with Decree 2006-1566 of December 11, 2006 (introduced in Article R. 225-85 of the French Commercial Code), concerning the conditions applicable for participating in Shareholders' Meetings.

Previously, in order to participate in Shareholders' Meetings holders of bearer shares were required to produce a certificate from their financial intermediary stating that their shares were held in a securities account which was blocked until the date of the Meeting. Since January 1, 2007 these rules have been replaced by a record date system.

In accordance with the new legislation, for shareholders to be entitled to participate in Shareholders' Meetings their shares must be recorded, no later than midnight CET on the third business day preceding the Meeting, either in the share register managed by the Company or its registrar (for registered shares), or in the shareholder's securities account managed by their authorized financial intermediary (for bearer shares).

POWERS

Powers to carry out formalities (seventeenth resolution)

The purpose of this resolution is to give the necessary powers to carry out all of the formalities required following the Shareholders' Meeting.

The English language version of these resolutions is a free translation from the original resolutions,which were prepared in French. All possible care has been taken to ensure that the translation is an accurate representation of the original resolutions. However, in all matters of interpretation the original French language version of the resolutions takes precedence over this translation.

ORDINARY RESOLUTIONS

FIRST RESOLUTION
Approval of the parent company financial statements for the year ended December 31, 2007 Discharge given to the members of the Executive Board and the Supervisory Board for the performance of their duties

Deliberating in accordance with the rules of quorum and majority applicable to ordinary general meetings, having considered the Management Report prepared by the Executive Board and the report of the Statutory Auditors, and having noted that the Supervisory Board issued no observations concerning said Executive Board report or the parent company financial statements, the shareholders approve the financial statements of the parent company for the year ended December 31, 2007 as presented – including €71,562 in non-deductible expenses corresponding to a tax charge of €24,639 and showing net profit for the year of €204,555,303.63 – together with the transactions reflected in these financial statements and referred to in these reports.

Consequently the shareholders give discharge to the members of the Executive Board and the Supervisory Board for the performance of their management duties during 2007.

SECOND RESOLUTION
Approval of the consolidated financial statements for the year ended December 31, 2007

Deliberating in accordance with the rules of quorum and majority applicable to ordinary general meetings, having considered the Management Report prepared by the Executive Board and the report of the Statutory Auditors, and having noted that the Supervisory Board issued no observations concerning said Executive Board report or the consolidated financial statements, the shareholders approve the consolidated financial statements for the year ended December 31, 2007 as presented, together with the transactions reflected in these financial statements and referred to in these reports.

THIRD RESOLUTION
Appropriation of net profit and approval of the recommended dividend

Deliberating in accordance with the rules of quorum and majority applicable to ordinary general meetings, the shareholders, voting on the proposal made by the Executive Board, resolve to appropriate net profit for the year ended December 31, 2007 as follows:

- Net profit for 2007	€204,555,303.63
- Retained earnings brought forward (*)	€932,360.63
- Net profit available for distribution	€205,487,664.26

(*) Including €588,063.96 corresponding to the 2006 dividend payable on the 2,672,018 shares held in treasury at the dividend payment date.

Appropriation:

- Dividend as provided for in the bylaws (5% of the par value of shares, i.e. €0.01 per share)	€4,170,295.85
- Additional dividend (€0.39 per share)	€162,641,538.15
- Ordinary reserves	€38,000,000.00
- Retained earnings	€675,830.26

Accordingly, the shareholders resolve to pay a total dividend of €0.40 per share on the 417,029,585 shares making up the Company's capital, representing an aggregate payout of €166,811,834.00. The dividend will be paid as from June 6, 2008.

The dividend payment qualifies for the 40% tax allowance provided for under Article 158.3.2 of the French Tax Code for individuals domiciled in France for tax purposes.

In accordance with paragraph 4 of Article L. 225-210 of the French Commercial Code, Safran shares held in treasury at the dividend payment date do not qualify for a dividend and the corresponding sums will therefore be transferred to retained earnings.

The shareholders note that the dividends paid for the past three years were as follows:

Year	Number of shares carrying dividend rights (*)	Net dividend per share	Total payout	Tax regime Art. 158.3.2 of the French Tax Code
2004	412,221,689	€0.22	€90,688,771.58	50% tax allowance for eligible shareholders
2005	413,036,015	€0.36	€148,692,965.40	40% tax allowance for eligible shareholders
2006	414,356,567	€0.22	€91,158,444.74	40% tax allowance for eligible shareholders

(*) Total number of shares making up the Company's capital (417,029,585) less the number of Safran shares held in treasury at the dividend payment date.

FOURTH RESOLUTION
Transfer from the special long-term capital gains reserve to an ordinary reserve account

Deliberating in accordance with the rules of quorum and majority applicable to ordinary general meetings, the shareholders resolve to transfer €108,737,228.53 from the special long-term capital gains reserve to an ordinary reserve account, thus reducing the special long-term capital gains reserve from €404,908,814.98 to €296,171,586.45.

The shareholders note that this transfer is tax exempt as a result of the payment of the exit tax introduced by the Amended French Finance Act for 2004.

FIFTH RESOLUTION
Approval of related-party agreements governed by Article L. 225-86 of the French Commercial Code

Deliberating in accordance with the rules of quorum and majority applicable to ordinary general meetings and having considered the Statutory Auditors' special report on agreements governed by Article L. 225-86 of the French Commercial Code, the shareholders approve the agreements described therein.

SIXTH RESOLUTION
Approval of a related-party commitment governed by Article L. 225-90-1 of the French Commercial Code

Deliberating in accordance with the rules of quorum and majority applicable to ordinary general meetings and having considered the Statutory Auditors' special report on commitments governed by Article L. 225-90-1 of the French Commercial Code, the shareholders approve the commitment described therein concerning Jean-Paul Herteman.

SEVENTH RESOLUTION
Ratification of the appointment of a Supervisory Board member representing the French State

Deliberating in accordance with the rules of quorum and majority applicable to ordinary general meetings, the shareholders ratify the February 13, 2008 appointment by the Supervisory Board of Patrick Gandil as a member of the Supervisory Board representing the French State, to replace Didier Lallement following Patrick Gandil's nomination by way of an Order of the French Ministry of Defense on January 7, 2008.

Patrick Gandil will hold office for the remainder of his predecessor's term, expiring at the close of the Annual Shareholders' Meeting to be held to approve the 2010 financial statements.

EIGHTH RESOLUTION
Appointment of new Statutory and Substitute Auditors

Deliberating in accordance with the rules of quorum and majority applicable to ordinary general meetings, the shareholders resolve to appoint the following Auditors:

- Mazars & Guérard as Statutory Auditors to replace Deloitte & Associés which is standing down at the close of this Meeting. Mazars & Guérard – which will be represented by Jean-Marc Deslandes – is an accounting and audit firm with a share capital of €8,320,000, whose head office is at 61 rue Henri Régnault, 92400 Courbevoie, France and which is registered with the Nanterre Companies Registry under number 784 824 153.
- Thierry Colin as Substitute Auditor to replace Beas, which is standing down at the close of this Meeting. Thierry Colin is domiciled at 61 rue Henri Régnault, 92400 Courbevoie, France.

Mazars & Guérard and Thierry Colin will exercise their duties for the remainder of their predecessors' terms, representing a two-year period expiring at the close of the Annual Shareholders' Meeting to be held to approve the 2009 financial statements.

NINTH RESOLUTION
Authorization for the Executive Board to implement a share buyback program

Deliberating in accordance with the rules of quorum and majority applicable to ordinary general meetings, the shareholders :

1/ authorize the Executive Board to purchase the Company's shares in accordance with Articles L. 225-209 *et seq.* of the French Commercial Code, EC Regulation 2273/2003 dated December 22, 2003, the General Regulations of the *Autorité des Marchés Financiers*, and any other current or future laws and regulations.

The number of shares that may be bought back under this authorization may not exceed 10% of the total number of shares making up the Company's capital at the transaction date, and the use of this authorization may not have the effect of increasing the number of Safran shares held by the Company, either directly or indirectly, to more than 10% of its total capital at any time.

2/ decide that this authorization may be used for the following purposes:

- To purchase shares for allocation or sale to employees and/or officers of the Company or of other Group companies, in accordance with the law, notably in connection with a profit-sharing plan, share grant plan, stock option plan or a company or Group-level employee stock ownership plan.
- To purchase shares for cancellation, subject to approval of the fifteenth resolution related to reducing the Company's capital by canceling shares.

- To maintain a liquid market in the Company's shares via a liquidity contract that complies with the AFEI code of ethics approved by the AMF, entered into with an investment services firm.
- To hold shares in treasury for subsequent delivery as payment or exchange for external growth transactions, provided that the total number of shares used for such transactions does not represent over 5% of the Company's capital.
- To carry out any other transactions authorized by current or future laws and regulations.

The shareholders resolve that:

- The shares may be purchased, sold, or transferred at any time and by any method allowed under the laws and regulations applicable at the transaction date, in one or several installments, on the market or over-the-counter, including through the use of derivative financial instruments, and that the entire buyback program may be implemented through a block trade.
- The Executive Board may use this authorization even during a public offer for the Company's shares or other securities or a public offer initiated by the Company.
- The shares may not be purchased at a price of more than €30 per share and that maximum amount that may be invested in the program is €1,250 million. This maximum purchase price will be adjusted to reflect the impact of any corporate actions such as a capital increase paid up by capitalizing reserves and a bonus share issue or a stock-split or reverse stock-split.

The shareholders give full powers to the Executive Board to implement this share buyback program, to set the applicable terms and conditions, adjust the purchase price as a result of any corporate actions, place any and all buy and sell orders, enter into any and all agreements notably for the keeping of registers of share purchases and sales, make any and all filings with the *Autorité des Marchés Financiers* and any other organizations, carry out all other formalities, and generally do everything necessary. These powers may be delegated by the Board.

This authorization is given for a period of eighteen months from the date of this Meeting.

EXTRAORDINARY RESOLUTIONS

TENTH RESOLUTION

Authorization for the Executive Board to increase the Company's capital by capitalizing reserves, profits, additional paid-in capital or other eligible items

Deliberating in accordance with the rules of quorum and majority applicable to ordinary general meetings and in accordance with Articles L. 225-129-2 and L. 225-130 of the French Commercial Code, the shareholders:

1/ Grant the Executive Board full powers, including the right to delegate such powers to any person duly authorized by law, to increase the Company's capital on one or several occasions, to be paid up by capitalizing reserves, profits, additional paid-in capital or other items that may be capitalized in accordance with the applicable laws and the Company's bylaws, through issuing bonus shares and/or raising the par value of existing shares. The amounts and timing of such transactions shall be determined at the Board's discretion.

2/ Resolve that the amount by which the Company's capital may be increased pursuant to this authorization may not exceed €100 million, and that the amount of any capital increase(s) carried out using this authorization will be included in the blanket ceiling applicable to capital increases set in the thirteenth resolution.

3/ Resolve that in the event of a bonus share issue, rights to fractions of shares will not be transferable or tradable and that the corresponding shares will be sold, with the proceeds allocated to the holders of the rights in accordance with the applicable laws.

The shareholders give the Executive Board full powers to use this authorization and specifically to take any and all measures and carry out any and all formalities required for the capital increase to be effective, as well as to place on record the capital increase(s) and amend the Company's bylaws to reflect the new capital.

This authorization is given for a period of twenty-six months from the date of this Meeting.

ELEVENTH RESOLUTION

Authorization for the Executive Board to carry out rights issues for members of a company or Group-level employee stock ownership plan

Deliberating in accordance with the rules of quorum and majority applicable to extraordinary general meetings and having considered the Statutory Auditors' special report and in accordance with paragraph 1 of Article L. 225-129-6 of the French Commercial Code and Article L. 443-5 of the French Labor Code, the shareholders:

1/ Authorize the Executive Board to increase the Company's capital on one or more occasions by issuing new shares to employees of Safran and of French and foreign entities related to the Company within the meaning of Article L. 225-180 of the French Commercial Code who are members of a company or Group-level stock ownership plan. The Executive Board will determine the timing and amounts of these transactions but they will be subject to the approval of the Supervisory Board and consultation with the *Commission des Participations et des Transferts.*

2/ Resolve that the aggregate par value of the shares issued under this authorization may not represent over 1.5% of the Company's capital at the date of the Executive Board's decision to carry out the employee rights issue(s); and that the amount of any capital increase(s) implemented under this authorization will be included in the blanket ceiling applicable to capital increases set in the thirteenth resolution.

3/ Resolve that the newly-issue shares may not be offered at a price lower than the average of the closing prices quoted for the Company's shares over the twenty trading days preceding the Executive Board's decision setting the opening date for the offer period, less the maximum discount provided for by law at the date of the Executive Board's decision.

4/ Note that this authorization automatically entails the waiver by shareholders of their pre-emptive right to subscribe for the shares to be offered to employees for subscription.

The shareholders give the Executive Board full powers to use this authorization and specifically to take any and all measures and carry out any and all formalities required for the capital increase to be effective, as well as to place on record the capital increase(s) and amend the Company's bylaws to reflect the new capital.

This authorization is given for a period of twenty-six months from the date of this Meeting.

TWELFTH RESOLUTION
Authorization for the Executive Board to grant stock options

Deliberating in accordance with the rules of quorum and majority applicable to extraordinary general meetings and having considered the Statutory Auditors' special report and in accordance with Article L. 225-177 *et seq.* of the French Commercial Code, the shareholders:

1/ Authorize the Executive Board to grant stock options, on one or more occasions, to all or selected employees and officers of the Company and of entities related to the Company within the meaning of Article L. 225-180 of the French Commercial Code, subject to the prior approval of the Supervisory Board and after consultation with the *Commission des Participations et des Transferts.* The stock options granted may be exercisable for (i) newly-issued shares of the Company; and/or (ii) existing shares bought back by the Company in accordance with the applicable laws.
The total number of stock options granted under this authorization may not be exercisable for a number of shares representing over 1.5% of the Company's capital at the grant date and the amount of any capital increase(s) carried out as a result of this authorization will be included in the blanket ceiling applicable to capital increases set in the thirteenth resolution.

The Supervisory Board will have full discretion to determine (i) the number of options to be granted to corporate officers; and (ii) the terms and conditions applicable in accordance with paragraph 4 of Article L. 225-185 of the French Commercial Code. These Board decisions will be based on recommendations by the Nomination and Compensation Committee and will be subject to consultation with the *Commission des Participations et des Transferts.*

2/ Resolve that the exercise price of the options granted will be set by the Executive Board on the grant date, subject to prior approval by the Supervisory Board and in accordance with the following conditions:

- For options exercisable for newly-issued shares the exercise price may not be less than the average of the closing prices quoted for the Company's shares over the twenty trading days preceding the option grant date.
- For options exercisable for existing shares the exercise price may not be less than either (i) the average of the closing prices quoted for the Company's shares over the twenty trading days preceding the option grant date; or (ii) the average price paid for the shares bought back by the Company, in accordance with Articles L. 225-208 and L. 225-209 of the French Commercial Code.

The exercise price may not be amended except in the event that the Company carries out any of the corporate actions provided for by law during the option exercise period, in which case the Executive Board shall adjust the number of shares to be issued on exercise of the options and the exercise price on the basis prescribed by the applicable regulations in order to reflect the impact of said corporate action(s).

3/ Resolve that the options must be exercised within a maximum of seven years from the grant date but the Executive Board may reduce this period, notably for beneficiaries residing in countries in which a shorter maximum period is provided for by law.

4/ Resolve that the Executive Board may impose a lock-up period for the shares acquired on exercise of the options, not to exceed three years from the exercise date.

5/ Note that in the case of options exercisable for newly-issued shares, this authorization automatically entails the waiver by shareholders of their pre-emptive right to subscribe for the shares to be issued when the options are exercised.

The shareholders give full powers to the Executive Board to set all the other terms and conditions applicable to the grant and exercise of the options, in accordance with the applicable laws and regulations. Accordingly, the Executive Board shall be authorized to:

- Draw up the list or the categories of grantees and decide on the number of options to be granted to each grantee (except for corporate officers).
- Set the option exercise dates or periods. The Executive Board may (i) bring forward these dates or periods; (ii) maintain the exercisable nature of the options; or (iii) amend the dates or periods during which the shares obtained on exercise of the options may not be sold or converted into bearer shares.
- Limit, suspend, restrict or prohibit the exercise of the options or the sale or conversion into bearer shares of the shares obtained on exercise of the options, during certain periods or as a result of certain events. Such a decision may concern all or some of the options or shares and may involve all or some of the grantees.
- Set the date from which the new shares to be issued on exercise of the options will carry dividend rights, place on record the capital increase(s) resulting from the exercise of the options, amend the Company's bylaws to reflect the new capital, and more generally do everything necessary.

This authorization is given for a period of thirty-eight months from the date of this Meeting.

THIRTEENTH RESOLUTION
Blanket ceiling on financial authorizations

Deliberating in accordance with the rules of quorum and majority applicable to extraordinary general meetings, the shareholders resolve that the capital increases carried out pursuant to the authorizations given in the tenth, eleventh and twelfth resolutions may not represent an aggregate nominal amount of more than €110 million. Consequently the amount of each such capital increase shall be deducted from this aggregate ceiling.

FOURTEENTH RESOLUTION
Authorization for the Executive Board to set up share grant plans

Deliberating in accordance with the rules of quorum and majority applicable to extraordinary general meetings and having considered the Statutory Auditors' special report and in accordance with Articles L. 225-197-1 *et seq.* of the French Commercial Code, the shareholders:

1/ Authorize the Executive Board, subject to prior approval by the Supervisory Board, to grant, on one or more occasions, existing Safran shares free of consideration to all or selected employees and/or officers of the Company and/or of entities related to the Company within the meaning of Article L. 225-197-2 of the French Commercial Code.

2/ Resolve that the Executive Board shall draw up the list of grantees and set the terms and conditions of the grants as well as any criteria to be met to qualify for the grants.

3/ Resolve that the total number of shares granted free of consideration under this authorization may not represent over 1.5% of the Company's capital at the date of the Executive Board's decision to make the grant(s).

4/ Resolve that the shares granted will be subject to a vesting period of at least two years as set by the Executive Board, followed by a lock-up period of no less than two years from the vesting date, also set by the Executive Board.

However:

- If the vesting period applicable to all or some of the shares granted represents a minimum of four years, the shareholders authorize the Executive Board to reduce or waive the lock-up period for the shares concerned.
- The shares shall vest before the expiry date of the above-mentioned vesting period, and shall be freely transferable before the expiry of the above-mentioned lock-up period in the event that the grantee becomes disabled, within the meaning of the definition set down in the second or third categories under Article L. 341-4 of the French Social Security Code.

5/ Authorize the Executive Board to use any authorizations given by the shareholders in accordance with Articles L. 225-208 and L. 225-209 of the French Commercial Code.

The shareholders give full powers to the Executive Board to use this authorization subject to the conditions set out above and in accordance with limits provided for in the applicable law and regulations.

This authorization is given for a period of thirty-eight months from the date of this Meeting.

FIFTEENTH RESOLUTION

Authorization for the Executive Board to reduce the Company's capital by canceling treasury shares

Deliberating in accordance with the rules of quorum and majority applicable to extraordinary general meetings and having considered the Statutory Auditors' special report, in accordance with Article L. 225-209 of the French Commercial Code, the shareholders authorize the Executive Board to reduce the Company's capital on one or more occasions by canceling Safran shares held in treasury, provided that the total number of shares cancelled under this authorization does not exceed the equivalent of 10% of the Company's share capital.

The shareholders give the Executive Board full powers, which may be delegated, to use this authorization and consequently to determine the amount and terms of the capital reduction(s), place on record the capital reduction(s), charge the difference between the carrying amount of the cancelled shares and their par value against additional paid-in capital or reserves, amend the Company's bylaws to reflect the new capital, carry out any necessary reporting and other formalities, and generally do whatever is necessary.

This authorization is given for a period of twenty-four months from the date of this Meeting.

SIXTEENTH RESOLUTION

Amendment of Article 33 of the Company's bylaws to comply with the legislation applicable to participating in Shareholders' Meetings

Deliberating in accordance with the rules of quorum and majority applicable to extraordinary general meetings and in order to align the Company's bylaws with Decree 2006-1566 of December 11, 2006, the shareholders resolve to amend paragraphs 1 and 2 of Article 33 of the bylaws concerning the conditions applicable for participating in Shareholders' Meetings, to read as follows:

"*Irrespective of the number of shares held, all shareholders shall be entitled to participate in Shareholders' Meetings subject to providing proof of their identity and of their share ownership. Shares must be recorded in the shareholder's name or in the name of an accredited intermediary, no later than midnight CET on the third business day preceding the Meeting date as follows:*

- *For registered shares – in the share register kept by the Company or its registrar.*

- *For bearer shares – in the shareholder's securities account managed by their authorized financial intermediary.*

Shareholders shall also provide the Company with all forms of proof of identity required by law.

For bearer shareholders, share ownership shall be evidenced by a certificate issued by their authorized financial intermediary.

The rest of the article remains unchanged.

SEVENTEENTH RESOLUTION
Powers to carry out formalities

The shareholders give full powers to the bearer of an original, extract or copy of the minutes of this Meeting to carry out any and all filing and other formalities required by the applicable law and regulations in relation to the resolutions set out above.

SAFRAN

Request for additional documents and information

(Article R. 225-83 of the French Commercial Code)[1]

Ordinary and Extraordinary Shareholders' Meeting May 28, 2008

Request to be sent to:

BNP PARIBAS Securities Services
G.C.T.
Services aux Emetteurs/Assemblées
Immeuble Tolbiac
75450 Paris Cedex 09
France

I, the undersigned,

Name (or corporate name): ....

Address: ....

....

Owner of:

.... registered shares

.... bearer shares recorded in an account held with[2]

....

hereby request the Company to send to the above address the documents and information referred to in Article R.225-83 of the French Commercial Code, for the purposes of Safran's Ordinary and Extraordinary Shareholders' Meeting to be held on May 28, 2008.

Signed in................., on.........................2008

Signature:

In accordance with Article R. 225-88 of the French Commercial Code, holders of registered shares may make a one-time request for the Company to send the documents and information referred to in Articles R. 225-81 and R. 225-83 of said Code prior to all future Shareholders' Meetings. Please tick this box if you wish to lodge this request ☐

(1) The documents and information referred to in Article R. 225-83 of the French Commercial Code include the parent company and consolidated financial statements, the Management Report drawn up by the Executive Board and the Statutory Auditors' reports. These documents and information can also be downloaded from the Company's website at www.safran-group.com.

(2) For holders of bearer shares, please state the name and address of the authorized financial intermediary responsible for managing your shares.

SAFRAN

Société Anonyme with an Executive Board and a Supervisory Board
Share capital: €83,405,917
Registered office: 2 Boulevard du Général Martial-Valin, 75015 Paris, France
Registered in Paris under no. 562 082 909

END